ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 23, 2026
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Acquirers Small and Micro Deep Value ETF (the “Fund”)
File Nos.: 333-179562 and 811-22668
Dear ladies and gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of making material changes to the Fund’s investment strategy. No securities were sold in connection with the Amendment. The Trust requests to withdraw the filing because of an inadvertent error on the Part C.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
1239	9/23/2026	485APOS	0000894189-26-025392
If you have any additional questions or require further information, please do not hesitate to contact me at cheri.vaneperen@usbank.com.
Sincerely,
/s/ Cheri A. Van Eperen
Cheri A. Van Eperen
Assistant Secretary